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                                        OMB APPROVAL

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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. 2)


                         The Standish Care Company
                              (Name of Issuer)

               Series A Cumulative Convertible Preferred Stock

- ---------------------------------------------------------------------------

                    (Title of Class of Securities)

                                854272309
                              (CUSIP Number)

                            Eric M. Sippel, Esq.
                         Shartsis Friese & Ginsburg
                      One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
- ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               June 4, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                            SEC 1746 (12-91)
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SCHEDULE 13D

CUSIP No. 854272309                                    Page 2 of 9 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Porter Capital Management Co.
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  96,000
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              96,000
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     96,000
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.8%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 854272309                                    Page 3 of 9 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Jeffrey H. Porter
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  96,000
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              96,000
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     96,000
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.8%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 854272309                                    Page 4 of 9 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Porter Partners, L.P.
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 64,000
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  64,000
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     64,000
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.9%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 854272309                                    Page 5 of 9 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Convertible Preferred Series A Stock (the "Stock") of The Standish Care Company, a Delaware corporation ("SCC"). The principal executive office of SCC is located at 6 New England Executive Park, Burlington, Massachusetts 01803.


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Porter Capital Management Co., a California general partnership ("PCM"); Jeffrey H. Porter ("Porter"); Jerome Porter ("JP"); Mark K. Gustafson ("Gustafson"); Porter Partners, L.P., a California limited partnership ("PP"); and Legion Fund, Ltd., a company incorporated in the Cayman Islands ("Legion").

     (b) The business address of PCM, Porter, JP, Gustafson and PP is 100 Shoreline, Suite 211B, Mill Valley, California 94941. The business address of Legion is Butterfield House, Fort Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

     (c) Porter, JP and Gustafson are the sole general partners of PCM, which is an investment adviser. Porter is the Managing General Partner of PCM; JP is not active in the business of PCM. PCM is the sole general partner of PP, which is an investment partnership. PCM is an investment adviser to Legion.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Porter, JP and Gustafson are citizens of the United States of
America.
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                               SCHEDULE 13D

CUSIP No. 854272309                                    Page 6 of 9 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser      Source of Funds               Amount

PP             WC                            $784,000
PCM*           AF                            $150,768

* Represents shares purchased for the account of Legion.

ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

               Aggregate
              Beneficially
                Owned         Voting Power   Dispositive Power
Name      Number    Percent   Sole  Shared   Sole    Shared

PCM       96,000    2.8%        -0-  96,000     -0-    96,000
Porter    96,000    2.8%        -0-  96,000     -0-    96,000
JP           -0-    ---         -0-     -0-     -0-       -0-
Gustafson    -0-    ---         -0-     -0-     -0-       -0-
PP        64,000    1.9%      64,000    -0-  64,000       -0-
Legion    32,000    0.9%        -0-  32,000     -0-    32,000

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since April 5, 1996.

                               SCHEDULE 13D

CUSIP No. 854272309                                    Page 7 of 9 Pages


     Purchase                 Number         Price     Broker
Name  or Sale  Date           of Shares      Per Share Used

PP      S      6/4/96          19,200        3.278     PFTC
Legion  S      6/4/96          14,800        3.52      BMUR
PP      S      6/5/96           5,200        3.75      BMUR
Legion  S      6/5/96          13,700        3.875     MASH
PP      S      6/5/96         182,000        3.8911    PFTC
Legion  S      6/5/96           7,100        3.8911    PFTC

PFTC - Preferred Technology, Inc.
BMUR - Brean Murray, Foster Securities, Inc.
MASH - Mayer & Schweitzer, Inc.


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

PCM is a general partner of PP, pursuant to a limited partnership agreement providing to PCM the authority, among other things, to invest the funds of PP in the Stock, to vote and dispose of those securities and to file this statement on behalf of PP. Pursuant to such limited partnership agreement, the general partner is entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met. PCM also acts as an investment adviser to Legion and, pursuant to an investment management agreement with Legion, is entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met. By agreement among Porter, JP and Gustafson, Porter is the Managing General Partner of PCM and JP has no power to vote or dispose of any securities held by PP or any other client of PCM.

                               SCHEDULE 13D

CUSIP No. 854272309                                    Page 8 of 9 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Copy of previously filed Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (including power of attorney).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    June 12, 1996

                                   PORTER PARTNERS, L.P.,
                                   A California limited partnership

                                   By Porter Capital Management Co.

                                   /s/ Jeffrey H. Porter
                                        Jeffrey H. Porter
                                        Managing General Partner

                                   PORTER CAPITAL MANAGEMENT CO.,
                                   A California general partnership

                                   /s/ Jeffrey H. Porter
                                        Jeffrey H. Porter
                                        Managing General Partner

                                   /s/ Jeffrey H. Porter
                                        Jeffrey H. Porter

                               SCHEDULE 13D

CUSIP No. 854272309                                    Page 9 of 9 Pages


                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of The Standish Care Company. For that purpose, the undersigned hereby constitute and appoint Porter Capital Management Co., a California general partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    January 13, 1994

                                   PORTER PARTNERS, L.P.,
                                   A California limited partnership

                                   By Porter Capital Management Co.

                                   /s/ Jeffrey H. Porter
                                        Jeffrey H. Porter
                                        Managing General Partner

                                   PORTER CAPITAL MANAGEMENT CO.,
                                   A California general partnership

                                   /s/ Jeffrey H. Porter
                                        Jeffrey H. Porter
                                        Managing General Partner

                                   /s/ Jeffrey H. Porter
                                        Jeffrey H. Porter


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